September 17, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Esq.
Division of Corporation Finance

Re:	Mystic Holdings, Inc.
Offering Statement on Form 1-A
Filed September 17, 2021
File No: 024-11631

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Offering Statement to 9:00 a.m., Eastern time, on Tuesday, September 21, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Offering Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Lorenzo Barracco

MYSTIC HOLDINGS, INC.

4145 Wagon Trail Avenue

Las Vegas, Nevada 89118

September 17, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Esq.
Division of Corporation Finance

Re:	Mystic Holdings, Inc.
Offering Statement on Form 1-A
Filed September 17, 2021
File No: 024-11631

Ladies and Gentlemen:

Mystic Holdings, Inc. hereby requests that the qualification of the above-referenced Offering Statement be accelerated so that it will become effective at 9:00 a.m., Eastern time, on Tuesday, September 21, 2021, or as soon as possible thereafter.

Very truly yours,

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer